UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Inotek Pharmaceuticals Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45780V102
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780V102	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 399,202
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 399,202
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,202
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.45%*
12		TYPE OF REPORTING PERSON IA
* This percentage is based upon 27,222,745 shares outstanding as of November 3, 2017 as set forth in Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017, and includes 399,202 shares issuable upon the exercise of convertible securities.

CUSIP No. 45780V102	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 474,052
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 474,052
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 474,052
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.71%*
12		TYPE OF REPORTING PERSON IA
* This percentage is based upon 27,222,745 shares outstanding as of November 3, 2017 as set forth in Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2017, and includes 474,052 shares issuable upon the exercise of convertible securities.

CUSIP No. 45780V102	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer:

Inotek Pharmaceuticals Corporation

(b) Address of Issuer’s Principal Executive Offices:

91 Hartwell Avenue

Lexington, MA 02421

Item 2.	(a) Name of Person Filing:

OrbiMed Advisors LLC

OrbiMed Capital LLC

(b) Address of Principal Business Office:

601 Lexington Avenue, 54th Floor

New York, NY 10022

(c) Citizenship:

Please refer to Item 4 on each cover page for each Reporting Person.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP No.:

45780V102

CUSIP No. 45780V102	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3.

OrbiMed Advisors LLC ("Advisors") and OrbiMed Capital LLC ("Capital") are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E). Samuel D. Isaly, who was previously identified as a reporting person eligible to report on Schedule 13G as a control person in accordance with ss.240.13d-1(b)(1)(ii)(G), has ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

CUSIP No. 45780V102	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership:

Information with respect to the Reporting Person’s ownership as of December 31, 2017 is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Reporting persons are holding 3.11% (1.45% in the case of Advisors and 1.71% in the case of Capital) of the shares in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. No one such other person's interest in the securities whose ownership is reported here relates to more than five percent of the class. Advisors and Capital exercise investment and voting power over the shares through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Common Stock reported herein. Neither reporting person beneficially owns more than 5% of the outstanding Common Stock. Advisors disclaims beneficial ownership of the shares held indirectly by Capital, and Capital disclaims beneficial ownership of the shares held indirectly by Advisors.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45780V102	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Capital LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Capital LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Capital LLC

CUSIP No. 45780V102	SCHEDULE 13G/A	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A dated February 13, 2018 (the "Schedule 13G/A"), with respect to the Common Stock, par value $0.01 per share, of Inotek Pharmaceuticals Corporation is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2018.

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Capital LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Capital LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Capital LLC

The Statement on this Schedule 13G/A dated February 13, 2018 with respect to the Common Stock of Inotek Pharmaceuticals Corporation is filed by OrbiMed Advisors LLC and OrbiMed Capital LLC in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).